Exhibit 24(b)(8.47)

D O D G E & C O X

Investment Managers

April 29, 2008

VIA FEDERAL EXPRESS

Laurie M. Tillinghast
Vice President
ING Life Insurance & Annuity Co.
151 Farmington Ave
Hartford, CT 06156

Dear Ms. Tillinghast:

This is to advise you that on or about May 1, 2008, Dodge & Cox Funds, (the “Fund”)
will be establishing a new series of shares to be known as the Dodge & Cox Global Stock Fund.
This serves as notice to you of an amendment to Schedule A of the Service Agreement between our firms adding the Dodge & Cox Global Stock Fund. The administrative fees payable under our Service Agreement with respect to the Dodge & Cox Global Stock Fund will be ____% per annum.

Please call 415.274.9390 if you should have any questions.

Sincerely,

Dodge & Cox Funds

/s/ Thomas M. Mistele
Name: Thomas M. Mistele
Title: Chief Operating Officer

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710